SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

HSN, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404303109

(CUSIP Number)

Richard N. Baer, Esq.

Chief Legal Officer

Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404303109	SCHEDULE 13D/A

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,016,167 shares

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 20,016,167 shares

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,016,167 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes any shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 38.2%*

14.	Type of Reporting Person (See Instructions) CO

*Calculated based on the number of shares of the Issuer’s Common Stock outstanding as of June 29, 2017, as set forth in Section 3.2(a) of the Merger Agreement (as defined below).

CUSIP No. 404303109	SCHEDULE 13D/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Statement of

LIBERTY INTERACTIVE CORPORATION

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

HSN, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of HSN, Inc., a Delaware corporation (the “Issuer”).  The Schedule 13D originally filed with the Securities and Exchange Commission by Liberty Interactive Corporation (formerly, Liberty Media Corporation), a Delaware corporation (the “Reporting Person” or “Liberty”), on August 29, 2008, as amended by Amendment No. 1 thereto filed on May 21, 2009, by Amendment No. 2 thereto filed on September 21, 2011 and by Amendment No. 3 thereto filed on September 11, 2013 (as so amended, the “Liberty Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 4 to the Schedule 13D originally filed by Liberty.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 2.         Identity and Background

The information contained in Item 2 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto is incorporated by reference and amends and restates Schedule 1 of the Liberty Schedule 13D in its entirety.  Each of such executive officers and directors is a citizen of the United States, unless otherwise noted on Schedule 1.  Neither Liberty, nor, to the best knowledge of Liberty, any of its executive officers and directors named on Schedule 1 to this Amendment, has, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.         Purpose of the Transaction

Merger Agreement

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On July 5, 2017, Liberty entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Liberty, Liberty Horizon, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Liberty (“Merger Sub”), and the Issuer, pursuant to which Merger Sub will merge (the “Merger”) with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Liberty (the “Surviving Corporation”).

CUSIP No. 404303109	SCHEDULE 13D/A

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of Common Stock (other than shares of Common Stock held by the Issuer as treasury stock or by Liberty or any of its wholly-owned subsidiaries) will be converted into and represent the right to receive, and will be exchangeable for, 1.65 shares of validly issued, fully paid and non-assessable shares of Liberty’s Series A QVC Group common stock, par value $0.01 per share (“Liberty QVCA Common Stock”) (collectively, the “Merger Consideration”), (ii) each share of Common Stock held by the Issuer as treasury stock will be cancelled and will cease to exist and (iii) each share of Common Stock held by Liberty or any of its wholly owned subsidiaries will be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

The consummation of the Merger is subject to certain customary mutual conditions, including (i) the approval of the Issuer’s stockholders holding a majority of the outstanding shares of Common Stock, (ii) the expiration or termination of any waiting period applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (iii) the absence of any order of any court or other governmental authority that prohibits, renders illegal or permanently enjoins the consummation of the Merger, (iv) the effectiveness of the registration statement on Form S-4 to be filed by Liberty in connection with the issuance of shares of Liberty QVCA Common Stock in connection with the Merger and (v) the authorization for listing of the shares of Liberty QVCA Common Stock issuable in connection with the Merger on NASDAQ (subject to official notice of issuance). The obligation of each party to consummate the Merger is also conditioned upon (i) the accuracy of the representations and warranties of the other party as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers), (ii) compliance by the other party in all material respects with its pre-closing obligations under the Merger Agreement and (iii) the absence of a material adverse effect with respect to the other party. Liberty’s obligation to consummate the Merger is also conditioned upon (i) the receipt of certain approvals from the Federal Communications Commission (the “FCC Approvals”) and (ii) the Company Rights Plan Amendment (as defined below) remaining in effect and having not been terminated or withdrawn.

The Issuer and Liberty have each made customary representations, warranties and covenants in the Merger Agreement. Subject to certain exceptions, the Issuer and Liberty have agreed, among other things, to covenants relating to (i) the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger, and (ii) the use of their respective reasonable best efforts to obtain governmental and regulatory approvals. In addition, subject to certain exceptions, the Issuer has agreed to covenants relating to (i) the submission of the Merger Agreement to the Issuer’s stockholders at a special meeting thereof for approval , (ii) the recommendation by the board of directors of the Issuer in favor of the adoption by the Issuer’s stockholders of the Merger Agreement and (iii) non-solicitation obligations of the Issuer with respect to alternative acquisition proposals.

The Merger Agreement permits the Issuer to continue paying a regular quarterly cash dividend of up to $0.35 per share of Common Stock.

Either the Issuer or Liberty may terminate the Merger Agreement if (i) Liberty, Merger Sub and the Issuer agree by mutual written consent to do so, (ii) the Merger has not been consummated on or before April 5, 2018 (the “Outside Date”) (provided that the Outside Date may be extended for a period of six months by either Liberty or the Issuer if the Merger has not been consummated as a result of the required FCC Approvals not having been obtained or the waiting periods under the HSR Act not having expired or having been terminated), (iii) any court or other governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order or other action is, or has become, final and non-appealable, (iv) the approval of the Issuer’s stockholders is not obtained at a meeting of the Issuer’s stockholders called for the purpose of adopting the Merger Agreement or (v) the other party breaches any representation, warranty or covenant that results in the failure of the related closing condition to be satisfied, subject to a cure period in certain circumstances. In addition, the Issuer may, under certain circumstances, terminate the Merger Agreement in order for the Issuer to enter concurrently into a definitive written agreement with respect to an unsolicited superior acquisition proposal, subject to the Issuer having first complied with certain match rights and other obligations. Additionally, Liberty may, under certain circumstances, terminate the Merger Agreement if (i) the board of directors of the Issuer changes or adversely modifies its recommendation that the Issuer’s stockholders vote in favor of adopting the Merger

CUSIP No. 404303109	SCHEDULE 13D/A

Agreement or (ii) the Issuer materially breaches its non-solicitation obligations and such breach results in an alternative transaction proposal.

If the Merger Agreement is terminated (i) by the Issuer in order for the Issuer to enter into a definitive written agreement with respect to an unsolicited superior acquisition proposal, (ii) by Liberty because (a) the board of directors of the Issuer changes or adversely modifies its recommendation that the Issuer’s stockholders vote in favor of adopting the Merger Agreement or (b) the Issuer materially breaches its non-solicitation obligations and such breach results in an alternative transaction proposal, or (iii) by (x) either party because the Merger was not consummated on or before the Outside Date (as it may be extended) or approval of the Issuer’s stockholders was not obtained or (y) by Liberty if the Issuer commits a breach of any covenant that results in the failure of the related closing condition to be satisfied (subject to a cure period in certain circumstances), but only if, in the case of this clause (iii), an alternative acquisition proposal was previously made and, within 15 months after termination of the Merger Agreement, the Issuer enters into an agreement for an alternative transaction that is subsequently consummated, then, in each case, the Issuer will be obligated to pay to Liberty a one-time fee equal to $40 million in cash.

If the Merger Agreement is terminated by either the Issuer or Liberty (i) if the Merger has not been consummated on or before the Outside Date (as it may be extended) as a result of the required regulatory approvals having not been obtained or (ii) if any court or other governmental authority has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger under any competition law or the Communications Act of 1934 and such order or other action is, or has become, final and non-appealable, then Liberty will be obligated to pay to the Issuer a one-time fee equal to $75 million in cash.

Pursuant to the Merger Agreement, Liberty agreed to vote all of its shares of Common Stock (representing, based on Liberty’s representations to the Issuer set forth in the Merger Agreement, approximately 38.2% of the shares of Common Stock issued and outstanding on June 29, 2017) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby, including the Merger, so long as the board of directors of the Issuer has not changed or adversely modified its recommendation in favor of the Merger Agreement.  The Merger Agreement also prohibits Liberty from transferring any of its shares of Common Stock, subject to certain exceptions.

In connection with the transactions contemplated by the Merger Agreement, on July 5, 2017, the Issuer entered into an Amendment No. 1 (the “Company Rights Plan Amendment”) to the Rights Agreement (the “Company Rights Plan”) dated as of December 23, 2008 by and between the Issuer and Computershare Trust Company, N.A., as successor-in-interest to The Bank of New York Mellon, a New York banking corporation. The Company Rights Plan Amendment provides, among other things, that (i) neither the approval, execution, delivery or performance of the Merger Agreement or the other contracts or instruments related thereto, nor the announcement or the consummation of the Merger, will (a) cause the Rights (as defined in the Company Rights Plan) to become exercisable, (b) cause Liberty, Merger Sub or any of their Affiliates (as defined in the Company Rights Plan) or Associates (as defined in the Company Rights Plan) to become an Acquiring Person (as defined in the Company Rights Pan) or (c) give rise to a Stock Acquisition Date (as defined in the Company Rights Plan), Distribution Date (as defined in the Company Rights Plan) or Triggering Event (as defined in the Company Rights Plan and (ii) the Company Rights will expire in their entirety, and the Company Rights Plan will terminate, immediately prior to the Effective Time (but only if the Effective Time occurs) without any consideration payable therefor or in respect thereof.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Issuer, Liberty or any of their respective subsidiaries or affiliates or to modify or supplement any factual disclosures about the Issuer or Liberty included in their public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants

CUSIP No. 404303109	SCHEDULE 13D/A

or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, Liberty or any of their respective subsidiaries or affiliates.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 5.         Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of, and Rows (7) through (10) of the cover page to, this Amendment is incorporated herein by reference.

Liberty beneficially owns 20,016,167 shares of Common Stock.  The 20,016,167 shares represent approximately 38.2% of the outstanding shares of Common Stock, based on 52,380,693 shares of Common Stock outstanding as of June 29, 2017, as set forth in Section 3.2(b) of the Merger Agreement.  Liberty has the sole power to vote or to direct the voting of 20,016,167 shares of Common Stock and has the sole power to dispose or to direct the disposition of all such shares.

Mr. Richard N. Barton beneficially owns 50 shares of Common Stock.

Other than as stated herein, no transactions were effected by Liberty or, to the best of its knowledge, any of the persons listed on Schedule 1 in the Common Stock in the 60 days preceding the date hereof.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The descriptions in Item 4 of the Merger Agreement is incorporated herein by reference.

Item 7.         Material to be Filed as Exhibits

The materials contained in Item 7 of the Schedule 13D are hereby amended and supplemented by adding the following:

7(e)                           Agreement and Plan of Merger, dated as of July 5, 2017, by and among Liberty Interactive Corporation, Liberty Horizon, Inc. and HSN, Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K filed by Liberty on July 11, 2017 (File No. 001-33982)).

CUSIP No. 404303109	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:	July 11, 2017

LIBERTY INTERACTIVE CORPORATION

		By:	/s/ Richard N. Baer
			Name:	Richard N. Baer
			Title:	Chief Legal Officer

CUSIP No. 404303109	SCHEDULE 13D/A

INDEX TO EXHIBITS

7(e)

Agreement and Plan of Merger, dated as of July 5, 2017, by and among Liberty Interactive Corporation, Liberty Horizon, Inc. and HSN, Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K filed by Liberty on July 11, 2017 (File No. 001-33982)).

CUSIP No. 404303109	SCHEDULE 13D/A

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS

OF

LIBERTY INTERACTIVE CORPORATION

The name and present principal occupation of each director and executive officer of Liberty Interactive Corporation (“Liberty Interactive”) is set forth below.  The business address for each person listed below is c/o Liberty Interactive Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112.  All executive officers and directors listed are United States citizens, except for M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name	Principal Occupation and Principal Business (if applicable)
John C. Malone	Chairman of the Board and Director of Liberty Interactive
Gregory B. Maffei	President and Chief Executive Officer of Liberty Interactive; Director of Liberty Interactive
Richard N. Barton	Director of Liberty Interactive
Michael A. George	Director of Liberty Interactive; President and Chief Executive Officer, QVC, Inc.
M. Ian G. Gilchrist	Director of Liberty Interactive
Evan D. Malone	Director of Liberty Interactive
David E. Rapley	Director of Liberty Interactive
M. LaVoy Robison	Director of Liberty Interactive
Larry E. Romrell	Director of Liberty Interactive
Mark Vadon	Director of Liberty Interactive
Andrea L. Wong	Director of Liberty Interactive
Richard N. Baer	Chief Legal Officer of Liberty Interactive
Mark D. Carleton	Chief Financial Officer of Liberty Interactive
Albert E. Rosenthaler	Chief Corporate Development Officer of Liberty Interactive